SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2016 to March 31, 2016)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	April 2014	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2014
April 2015
	March 2014	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2015
May 2016
	March 2014	AA	Korea Ratings Corporation (AAA ~ D)
September 2014
May 2015
May 2016

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2016)

There were no changes to our issued capital stock during the quarterly reporting period ended March 31, 2016.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of March 31, 2016)

(Unit: share)
Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2015	2014	2013
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won) (1)		966,553	904,268	426,118
Earnings per share (Won) (2)		2,701	2,527	1,191

Total cash dividend amount for the period (million Won)		178,908	178,908	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		18.51%	19.78%	—
Cash dividend yield (%) (3)	Common shares	1.97%	1.47%	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	500	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2016, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2016, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2016 Q1 consolidated operating results highlights

(Unit: In billions of Won)
2016 Q1	Display business
Sales Revenue	5,989
Gross Profit	626
Operating Profit	40

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2016 Q1	2015	2014
Panels for Televisions(1)	26.1%	25.4%	25.0%
Panels for Monitors	35.2%	39.0%	32.7%
Panels for Notebook Computers	28.1%	27.3%	27.5%
Panels for Tablet Computers	24.3%	22.5%	27.0%

Total	27.8%	27.7%	26.9%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with IPS, in-TOUCH, OLED and other technologies. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our slim and light ultra-high definition (“Ultra HD”) television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied Ultra HD OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2016 Q1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	5,458 (91.1%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	531 (8.9%)

Total					5,989 (100.0%)

• Period: January 1, 2016 ~ March 31, 2016.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2016 decreased by approximately 17% from the fourth quarter of 2015, largely as a result of a decrease in the shipment of panels for mobile devices, which generally have higher average selling prices per square meter of net display area compared to other products, reflecting seasonal factors. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

		(Unit: US$ / m2)
Description	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Display panel (1)(2)	525	632	622	620

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	715	21%	HeeSung Electronics, etc.
		Polarizers		553	16%	LG Chem, etc.
		Glass		385	11%	NEG, Asahi Glass, etc.
		Printed circuit boards		381	11%	Korea SMT, etc.
		Others		1,440	41%

Total				3,475	100%

• Period: January 1, 2016 ~ March 31, 2016.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 Q1(1)	2015(2)	2014(2)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	2,243	9,781	9,573

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 Q1	2015	2014
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	2,104	8,609	8,425

• Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2016 Q1	Actual working hours in 2016 Q1	Average utilization ratio
Gumi	2,184 (1) (91 days) (2)	2,102 (1) (88 days) (2)	96.2%
Paju	2,184 (1) (91 days) (2)	2,160 (1) (90 days) (2)	98.9%
Guangzhou	2,184 (1) (91 days) (2)	2,184 (1) (91 days) (2)	100.0%
Ochang	2,184 (1) (91 days) (2)	1,896 (1) (79 days) (2)	86.8%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2015, our total capital expenditures on a cash out basis was ~~W~~2.4 trillion. In 2016, we currently expect that our total capital expenditures on a cash out basis will be higher than in 2015, in order to fund the construction of our P10 fabrication facility in Paju, Korea and expansion of our OLED panel production capacities, while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

			(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2016 Q1	2015	2014
Display	Products, etc.	Display panel	Overseas (1)	5,458	23,847	24,341
			Korea (1)	531	2,609	2,692
			Total	5,989	26,456	27,033

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 31, 2016, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and CEC Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of March 31, 2016, we have entered into an aggregate of US$100 million in Won/US$ forward foreign exchange contracts with Crédit Agricole and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~1,917 million with respect to currency derivative instruments held as of March 31, 2016.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of March 31, 2016, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~1,236 million with respect to interest rate derivative instruments held as of March 31, 2016.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items	2016 Q1	2015	2014
	Material Cost	153,965	679,603	762,008
	Labor Cost	121,619	510,455	542,857
	Depreciation Expense	33,856	196,799	249,306
	Others	32,755	159,983	233,422

	Total R&D-Related Expenditures	342,195	1,546,840	1,787,593

	Selling & Administrative Expenses	216,488	995,336	987,594
Accounting Treatment (1)	Manufacturing Cost	54,439	324,437	532,918
	Development Cost (Intangible Assets)	71,268	227,067	267,081

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	5.7%	5.4%	6.8%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs, and the amounts for 2014 and 2015 have been restated.

B.	R&D achievements

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS Quad HD (“QHD”) smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first in-TOUCH LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first in-TOUCH a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (HDR))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed our first 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smart phone product through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

10.	Intellectual Property

As of March 31, 2016, our cumulative patent portfolio (including patents that have already expired) included a total of 29,335 patents, consisting of 14,091 in Korea and 15,244 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2015 to the Korean government (i.e., the Ministry of Environment) in March 2016 after it was certified by the Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2015	2014	2013
Greenhouse gases	7,348	7,537	6,922
Energy	60,146	60,002	61,092

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued greenhouse gas emission reduction activities, we received a special carbon management award in 2015 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won)
Description	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	8,856,127	9,531,634	9,240,629
Quick assets	6,324,236	7,179,965	6,486,531
Inventories	2,531,891	2,351,669	2,754,098
Non-current assets	13,321,816	13,045,526	13,726,394
Investments in equity accounted investees	347,462	384,755	407,644
Property, plant and equipment, net	10,779,379	10,546,020	11,402,866
Intangible assets	827,728	838,730	576,670
Other non-current assets	1,367,247	1,276,021	1,339,214

Total assets	22,177,943	22,577,160	22,967,023

Current liabilities	5,776,163	6,606,712	7,549,556
Non-current liabilities	3,901,143	3,265,492	3,634,057
Total liabilities	9,677,306	9,872,204	11,183,613
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,981,165	8,158,526	7,455,063
Other equity	(18,745)	(5,766)	(63,843)
Non-controlling interest	498,025	512,004	351,998

Total equity	12,500,637	12,704,956	11,783,410

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	5,989,201	28,383,884	26,455,529
Operating profit	39,521	1,625,566	1,357,255
Operating profit from continuing operations	1,187	1,023,456	917,404
Profit for the period	1,187	1,023,456	917,404
Profit (loss) attributable to:
Owners of the Company	2,444	966,553	904,268
Non-controlling interest	(1,257)	56,903	13,136
Basic earnings per share	7	2,701	2,527
Diluted earnings per share	7	2,701	2,527
Number of consolidated entities	18	18	18

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	7,421,917	8,246,330	8,291,088
Quick assets	5,459,610	6,396,117	6,244,413
Inventories	1,962,307	1,850,213	2,046,675
Non-current assets	11,930,428	11,964,363	12,720,749
Investments	2,668,825	2,543,205	2,301,881
Property, plant and equipment, net	7,476,479	7,719,022	8,700,301
Intangible assets	605,964	607,398	548,078
Other non-current assets	1,179,160	1,094,738	1,170,489

Total assets	19,352,345	20,210,693	21,011,837

Current liabilities	5,238,323	6,505,979	7,550,330
Non-current liabilities	3,018,616	2,375,131	2,837,432
Total liabilities	8,256,939	8,881,110	10,387,762
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,055,214	7,289,333	6,583,607
Reserves	0	58	276

Total equity	11,095,406	11,329,583	10,624,075

	(Unit: In millions of Won, except for per share data)
Description	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	5,567,470	25,856,426	25,383,670
Operating profit (loss)	(117,251)	770,856	984,790
Operating profit (loss) from continuing operations	(54,104)	968,209	973,118
Profit (loss) for the period	(54,104)	968,209	973,118
Basic earnings (loss) per share	(151)	2,706	2,720
Diluted earnings (loss) per share	(151)	2,706	2,720

C.	Consolidated subsidiaries (as of March 31, 2016)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of March 31, 2016)

Company(1)	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY1,007,720,600	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY5,703,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$9,000,000	March 21, 2014	100%
Global OLED Technology LLC	US$152,767,000	May 7, 2015	100%
LG Display Guangzhou Trading Co., Ltd.	CNY1,223,960	May 27, 2015	100%
MMT (Money Market Trust)	~~W~~130,300,000,000	March 31, 2016	100%
Suzhou Raken Technology Co., Ltd.	CNY637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	~~W~~33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	~~W~~14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	~~W~~6,172,728,120	June 9, 2008	16%
New Optics Ltd.	~~W~~12,199,600,000	July 30, 2008	46%
Invenia Co., Ltd. (formerly LIG Invenia Co., Ltd.)	~~W~~6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)(2)	~~W~~11,900,000,000	May 22, 2009	14%
LB Gemini New Growth Fund No. 16(3)	~~W~~4,839,704,518	December 7, 2009	31%
Can Yang Investments Limited	CNY93,740,124	January 27, 2010	9%
YAS Co., Ltd.	~~W~~10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	~~W~~30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	~~W~~10,600,000,000	December 6, 2011	16%
Fuhu, Inc.	US$26,006,159	July 27, 2015	10%

Changes since December 31, 2015:

(1)	In March 2016, we completed the liquidation of LG Display U.S.A. Inc. We recovered ~~W~~380 million and recorded ~~W~~152 million, the excess over carrying value, as finance income. We conducted money market trust acquisitions in the amount of ~~W~~130,300 million during the reporting period.
(2)	In the first quarter of 2016, Wooree E&L Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 21% as of December 31, 2015 to 14% as of March 31, 2016. As of March 31, 2016, we determined that the recoverability of such investment was uncertain and we recognized an impairment loss of ~~W~~6,137 million, an amount equal to the difference between the carrying amount and the recoverable amount of such investment, which loss was categorized as finance costs.
(3)	In February 2016, we redeemed from LB Gemini New Growth Fund No. 16 our principal investment of ~~W~~2,820 million. The investment did not affect our shareholding percentage interest.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2016 Q1	2015	2014
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	1,020 (440) (2)	990 (400) (2)	910 (326) (2)
Time required	1,640	17,530	16,380

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of March 31, 2016 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of March 31, 2016)
Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park(2)	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management
Kun Tai Han(4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Management Development Institute, a member company of the LG Group.
(2)	Joon Park was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 11, 2016.
(3)	Sung-Sik Hwang is also the president of Samchully Co., Ltd.
(4)	Kun Tai Han was appointed as an outside director at the annual general meeting of shareholders held on March 11, 2016. Mr. Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

As of March 31, 2016, we had the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of March 31, 2016)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park(1), Jin Jang, Sung-Sik Hwang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang, Sung-Sik Hwang(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Joon Park was reappointed for another term as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 11, 2016
(2)	Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 26, 2016.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2016): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2016): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2016:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	23,014	0.0%
Sangdon Kim	Related Party	2,500	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2016:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	32,813,120	9.17%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2016 Q1

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	1,376	(3)	459
Outside directors who are not audit committee members	1	6.5		6.5
Outside directors who are audit committee members	3	58.5		19.5

Total	7	1,441		—

(1)	Number of directors as at March 31, 2016.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2016.

(2)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(3)	Stock options

Not applicable.

B.	Employees

As of March 31, 2016, we had 32,574 employees (excluding our executive officers). On average, our male employees have served 8.1 years and our female employees have served 6.2 years. The total amount of salary paid to our employees for the three months ended March 31, 2016 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~655,511 million for our male employees and ~~W~~163,231 million for our female employees. The following table provides details of our employees as of March 31, 2016:

		(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2016 Q1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,809	655,511	27	8.1
Female	8,765	163,231	18	6.2

Total	32,574	818,742	25	7.6

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2016 was ~~W~~95,841 million and the per capita welfare benefit provided was ~~W~~2.9 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,845, female: 8,868) for the three months ended March 31, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2016 and the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 4, 2016

This report is effective as of May 4, 2016 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	March 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	818,322	751,662
Deposits in banks	9		1,588,219	1,772,337
Trade accounts and notes receivable, net	9,16,19		3,188,049	4,097,836
Other accounts receivable, net	9		96,987	105,815
Other current financial assets	9		12,161	4,904
Inventories	5		2,531,891	2,351,669
Prepaid income taxes			3,808	3,469
Other current assets			616,690	443,942

Total current assets			8,856,127	9,531,634
Deposits in banks	9		13	13
Investments in equity accounted investees	6		347,462	384,755
Other non-current financial assets	9		68,055	49,732
Property, plant and equipment, net	7,20		10,779,379	10,546,020
Intangible assets, net	8,20		827,728	838,730
Deferred tax assets	21		989,959	930,629
Other non-current assets			309,220	295,647

Total non-current assets			13,321,816	13,045,526

Total assets		~~W~~	22,177,943	22,577,160

Liabilities
Trade accounts and notes payable	9,19	~~W~~	2,538,435	2,764,694
Current financial liabilities	9,10		886,838	1,416,112
Other accounts payable	9,19		1,410,506	1,499,722
Accrued expenses			426,797	633,113
Income tax payable			90,079	91,726
Provisions	17		123,048	109,897
Advances received	16		62,407	51,127
Other current liabilities			238,053	40,321

Total current liabilities			5,776,163	6,606,712
Non-current financial liabilities	9,10		3,382,083	2,808,204
Non-current provisions			12,777	11,817
Defined benefit liabilities, net	14		410,262	353,798
Deferred tax liabilities	21		33,168	34,663
Other non-current liabilities			62,853	57,010

Total non-current liabilities			3,901,143	3,265,492

Total liabilities			9,677,306	9,872,204

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,981,165	8,158,526
Reserves	18		(18,745)	(5,766)

Total equity attributable to owners of the Controlling Company			12,002,612	12,192,952

Non-controlling interests			498,025	512,004

Total equity			12,500,637	12,704,956

Total liabilities and equity		~~W~~	22,177,943	22,577,160

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won, except earnings (loss) per share)	Note	2016		2015
Revenue	19,20	~~W~~	5,989,201	7,022,349
Cost of sales	5,11,19		(5,362,801)	(5,661,060)

Gross profit			626,400	1,361,289
Selling expenses	12		(166,657)	(190,077)
Administrative expenses	12		(147,924)	(144,429)
Research and development expenses			(272,298)	(282,883)

Operating profit			39,521	743,900

Finance income	15		52,812	28,315
Finance costs	15		(72,430)	(56,143)
Other non-operating income	13		440,357	253,064
Other non-operating expenses	13		(467,163)	(343,639)
Equity in loss of equity accounted investees, net			(623)	(1,733)

Profit (loss) before income tax			(7,526)	623,764
Income tax expense (benefit)	21		(8,713)	148,013

Profit for the period			1,187	475,751

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(1,460)	(1,359)
Other comprehensive income (loss) from asssociates and joint ventures			210	(595)
Related income tax			353	329

			(897)	(1,625)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		(77)	16
Foreign currency translation differences for foreign operations			(15,306)	12,998
Other comprehensive income from asssociates and joint ventures			321	775
Related income tax			19	24

			(15,043)	13,813

Other comprehensive income (loss) for the period, net of income tax			(15,940)	12,188

Total comprehensive income (loss) for the period		~~W~~	(14,753)	487,939

Profit attributable to:
Owners of the Controlling Company		~~W~~	2,444	458,224
Non-controlling interests			(1,257)	17,527

Profit for the period		~~W~~	1,187	475,751

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		~~W~~	(11,432)	465,708
Non-controlling interests			(3,321)	22,231

Total comprehensive income (loss) for the period		~~W~~	(14,753)	487,939

Earnings per share (In won)
Basic earnings per share	22	~~W~~	7	1,281

Diluted earnings per share	22	~~W~~	7	1,281

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income for the period
Profit for the period		—	—	458,224	—	458,224	17,527	475,751
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	12	12	—	12
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,030)	—	(1,030)	—	(1,030)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	8,322	8,322	4,704	13,026
Other comprehensive income (loss) from asssociates and joint ventures		—	—	(595)	775	180	—	180

Total other comprehensive income (loss)		—	—	(1,625)	9,109	7,484	4,704	12,188

Total comprehensive income for the period	~~W~~	—	—	456,599	9,109	465,708	22,231	487,939

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	100,141	100,141

Balances at March 31, 2015	~~W~~	1,789,079	2,251,113	7,732,754	(54,734)	11,718,212	474,370	12,192,582

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income for the period
Profit (loss) for the period		—	—	2,444	—	2,444	(1,257)	1,187
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,107)	—	(1,107)	—	(1,107)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(13,242)	(13,242)	(2,064)	(15,306)
Other comprehensive income from asssociates and joint ventures		—	—	210	321	531	—	531

Total other comprehensive loss		—	—	(897)	(12,979)	(13,876)	(2,064)	(15,940)

Total comprehensive income (loss) for the period	~~W~~	—	—	1,547	(12,979)	(11,432)	(3,321)	(14,753)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(10,658)	(10,658)

Balances at March 31, 2016	~~W~~	1,789,079	2,251,113	7,981,165	(18,745)	12,002,612	498,025	12,500,637

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Profit for the period		~~W~~	1,187	475,751
Adjustments for:
Income tax expense (benefit)	21		(8,713)	148,013
Depreciation	11		724,659	759,830
Amortization of intangible assets	11		88,345	91,307
Gain on foreign currency translation			(138,007)	(51,034)
Loss on foreign currency translation			186,178	50,255
Expenses related to defined benefit plans	14		55,271	49,765
Gain on disposal of property, plant and equipment			(1,958)	(6,118)
Loss on disposal of property, plant and equipment			342	8
Loss on disposal of intangible assets			11	11
Impairment loss on intangible assets			85	184
Finance income			(40,464)	(13,864)
Finance costs			44,605	36,056
Equity in loss of equity method accounted investees, net			623	1,733
Other income			(659)	(791)
Other expenses			56,234	145,983

			966,552	1,211,338
Change in trade accounts and notes receivable			731,316	(22,375)
Change in other accounts receivable			14,984	41,840
Change in other current assets			(167,036)	11,837
Change in inventories			(180,222)	108,556
Change in other non-current assets			(28,895)	(55,737)
Change in trade accounts and notes payable			(101,551)	(485,516)
Change in other accounts payable			(34,502)	(276,357)
Change in accrued expenses			(206,244)	(94,211)
Change in other current liabilities			19,664	28,146
Change in other non-current liabilities			7,072	418
Change in provisions			(40,835)	(34,162)
Change in defined benefit liabilities, net			(266)	(2,330)

			13,485	(779,891)
Cash generated from operating activities			981,224	907,198
Income taxes paid			(48,679)	(105,407)
Interests received			16,940	15,505
Interests paid			(32,715)	(34,172)

Net cash provided by operating activities		~~W~~	916,770	783,124

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from investing activities:
Dividends received		~~W~~	9,770	20,021
Proceeds from withdrawal of deposits in banks			762,102	602,805
Increase in deposits in banks			(577,984)	(514,735)
Acquisition of investments in equity accounted investees			—	(360)
Proceeds from disposal of investments in equity accounted investees			2,820	—
Acquisition of property, plant and equipment			(1,005,225)	(437,398)
Proceeds from disposal of property, plant and equipment			6,519	168,164
Acquisition of intangible assets			(117,485)	(82,983)
Proceeds from disposal of intangible assets			100	—
Government grants received			718	2,511
Proceeds from settlement of derivatives			29	—
Increase in long-term loans			(18,430)	—
Increase in deposits			(122)	—
Decrease in deposits			1,224	267
Acquisition of available-for-sale financial assets			(218)	(179)
Proceeds from disposal of available-for-sale financial assets			404	81
Acquisition of financial assets at fair value through profit or loss			(1,500)	—

Net cash used in investing activities			(937,278)	(241,806)

Cash flows from financing activities:
Repayments of short-term borrowings			—	(223,626)
Proceeds from long-term debt			955,011	—
Repayments of long-term debt			(347,693)	—
Repayments of current portion of long-term debt and debentures			(533,425)	(39,485)
Increase in non-controlling interests			—	100,141

Net cash provided by (used in) financing activities			73,893	(162,970)

Net increase in cash and cash equivalents			53,385	378,348
Cash and cash equivalents at January 1			751,662	889,839
Effect of exchange rate fluctuations on cash held			13,275	22,563

Cash and cash equivalents at March 31		~~W~~	818,322	1,290,750

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2016, the Group is operating TFT-LCD and OLED panel manufacturing plant in Gumi, Paju and China and TFT-LCD OLED module manufacturing plant in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2016, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2016, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2016, there are 28,998,386 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2016

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD TV sets	CNY 116
LG Display Yantai Co., Ltd	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China.	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell TFT-LCD products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
Money Market Trust(*1)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 130,300

(*1)	In Mach 2016, the Controlling Company acquired ~~W~~130,300 million in Money Market Trust.

In March 2016, LG Display U.S.A., Inc., a subsidiary of the Controlling Company, completed its voluntary liquidation.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2015.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2015.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Change in Accounting Policies

(i)	K-IFRS No. 1001, Presentation of Financial Statements

The Group has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided.

The Group has applied the amendment to K-IFRS No. 1001 and separated the share of other comprehensive income of associates and joint ventures into the share of items that (i) will be reclassified subsequently to profit or loss or (ii) will not be reclassified subsequently to profit or loss.

The Group restated the comparative condensed consolidated interim statements of comprehensive income (loss) and changes in equity for the three-month period ended March 31, 2015.

(b)	New Standards and Amendments Not Yet Adopted

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing the consolidated financial statements.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing the consolidated financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

5.	Inventories

Inventories as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Finished goods	~~W~~	1,069,488	910,844
Work-in-process		756,958	720,221
Raw materials		378,866	389,442
Supplies		326,579	331,162

	~~W~~	2,531,891	2,351,669

For the three-month periods ended March 31, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)
	2016		2015
Inventories recognized as cost of sales	~~W~~	5,362,801	5,661,060
Including: inventory write-downs		383,778	326,601
Including: reversal and usage of inventory write-downs		(363,755)	(332,699)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of March 31, 2016 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.(*1)	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV set	~~W~~	143,698
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		49,358
TLI Inc.(*2)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		5,192
AVACO Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,807
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		45,600
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.) (*2)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,730
WooRee E&L Co., Ltd. (*2) (*3)	Ansan, South Korea	14%	December 31	June 2008	Manufacture LED back light unit packages		10,268
LB Gemini New Growth Fund No. 16 (*4)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		17,639
Can Yang Investments Limited(*2)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		6,874
YAS Co., Ltd.(*2)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		11,158
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,009
AVATEC Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs		19,129
Fuhu, Inc. (*2)	Los Angeles U.S.A.	10%	March 31	June 2006	Develop and manufacture tablet for kids		—

						~~W~~	347,462

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., INVENIA Co., Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Fuhu, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

6.	Investments in Equity Accounted Investees, Continued

(*3)	In 2016, the Controlling Company’s ownership percentage in WooRee E&L Co., Ltd. (“WooRee E&L”) decreased from 21% to 14% as the Controlling Company did not participate in the capital increase of WooRee E&L. The Controlling Company recognized an impairment loss of ~~W~~6,137 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L.

(*4)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February 2016, the Controlling Company received ~~W~~2,820 million from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2016 and 2015, the Group purchased property, plant and equipment of ~~W~~991,818 million and ~~W~~516,553 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~2,449 million and 2.41%, and ~~W~~4,636 million and 3.97% for the three-month periods ended March 31, 2016 and 2015, respectively. Also, for the three-month periods ended March 31, 2016 and 2015, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~4,903 million and ~~W~~182,858 million, respectively, and recognized ~~W~~1,958 million and ~~W~~342 million as gain and loss, respectively, on disposal of property, plant and equipment for the three-month period ended March 31, 2016 (gain and loss for the three-month period ended March 31, 2015: ~~W~~6,118 million and ~~W~~8 million, respectively).

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2016 and December 31, 2015 are ~~W~~202,689 million and ~~W~~187,230 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	818,322	751,662
Deposits in banks(*)		1,588,232	1,772,350
Trade accounts and notes receivable, net		3,188,049	4,097,836
Other accounts receivable, net		96,987	105,815
Available-for-sale financial assets		247	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		25,369	22,234
Loans		34,946	15,856
Derivatives		1,917	—
Other non-current financial assets		5,361	5,148

	~~W~~	5,760,930	6,771,610

(*)	As of March 31, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 by geographic region was as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Domestic	~~W~~	519,247	425,635
Euro-zone countries		292,371	382,326
Japan		148,781	156,746
United States		760,794	1,211,518
China		782,090	961,425
Taiwan		394,816	654,257
Others		289,950	305,929

	~~W~~	3,188,049	4,097,836

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 was as follows:

(In millions of won)
	March 31, 2016			December 31, 2015
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	3,176,022	(1,081)	4,076,022	(1,339)
Past due 1-15 days		501	—	6,555	(2)
Past due 16-30 days		187	—	201	—
Past due 31-60 days		—	—	—	—
Past due more than 60 days		12,545	(125)	16,565	(166)

	~~W~~	3,189,255	(1,206)	4,099,343	(1,507)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)
	2016		2015
Balance at the beginning of the period	~~W~~	1,507	825
(Reversal of) bad debt expense		(301)	682

Balance at the reporting date	~~W~~	1,206	1,507

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Secured bank loan	~~W~~	693,375	753,430	12,156	12,089	24,245	704,940	—
Unsecured bank loans		1,697,637	1,768,014	15,603	307,293	294,684	1,150,434	—
Unsecured bond issues		1,876,673	1,995,355	330,712	316,443	581,707	683,755	82,738
Trade accounts and notes payables		2,538,435	2,538,435	2,538,435	—	—	—	—
Other accounts payable		1,410,506	1,410,836	1,408,176	2,660	—	—	—
Other non-current liabilities		7,182	8,008	—	—	5,348	2,660	—
Derivative financial liabilities
Interest rate swap not qualified for hedging		1,236	1,262	19	300	648	295	—

	~~W~~	8,225,044	8,475,340	4,305,101	638,785	906,632	2,542,084	82,738

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2016 and December 31, 2015 is as follows:

(In millions)	March 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	369	511	732	19	1	77
Deposits in banks	—	—	1,500	—	—	—
Trade accounts and notes receivable	2,195	10	1,082	—	—	—
Other accounts receivable	9	1,300	39	12	1	—
Long-term other accounts receivable	5	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	50	6	—	—
Trade accounts and notes payable	(895)	(16,462)	(1,785)	—	—	—
Other accounts payable	(191)	(11,372)	(1,274)	(5)	(12)	(4)
Debt	(1,292)	—	(1,964)	—	—	—

Gross statement of financial position exposure	201	(25,758)	(1,620)	32	(10)	73

Forward exchange contracts	(200)	—	—	—	—	—

Net exposure	1	(25,758)	(1,620)	32	(10)	73

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Other accounts receivable	20	2	101	13	—	—
Long-term other accounts receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes Payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

9.	Financial Instruments, Continued

Average exchange rates applied for the three-month periods ended March 31, 2016 and 2015 and the exchange rates at March 31, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	March 31, 2016	December 31, 2015
USD	~~W~~	1,201.85	1,100.16	1,153.50	1,172.00
JPY		10.42	9.23	10.26	9.72
CNY		183.12	176.18	177.69	178.48
TWD		36.33	34.89	35.85	35.51
EUR		1,326.89	1,241.51	1,307.43	1,280.53
PLN		304.16	295.99	306.05	300.79

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of March 31, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(1,574)	5,034	24,838	33,152
JPY (5 percent weakening)		(10,310)	(9,098)	(11,340)	(9,486)
CNY (5 percent weakening)		(9,869)	(14,178)	(8,582)	1,069
TWD (5 percent weakening)		58	4	42	—
EUR (5 percent weakening)		(769)	430	(214)	270
PLN (5 percent weakening)		1,084	97	575	(208)

A stronger won against the above currencies as of March 31, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	2,406,789	2,524,708
Financial liabilities		(2,079,721)	(2,289,336)

	~~W~~	327,068	235,372

Variable rate instruments
Financial liabilities	~~W~~	(2,189,200)	(1,934,895)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2016
Variable rate instruments	~~W~~	(13,932)	13,932	(13,932)	13,932
December 31, 2015
Variable rate instruments	~~W~~	(14,667)	14,667	(14,667)	14,667

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	March 31, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	247	247		709	709
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Derivatives		1,917	1,917		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	818,322	(	*)	751,662	(	*)
Deposits in banks		1,588,232	(	*)	1,772,350	(	*)
Trade accounts and notes receivable		3,188,049	(	*)	4,097,836	(	*)
Other accounts receivable		96,987	(	*)	105,815	(	*)
Deposits		25,369	(	*)	22,234	(	*)
Loans		34,946	(	*)	15,856	(	*)
Other non-current financial assets		5,361	(	*)	5,148	(	*)
Liabilities carried at fair value
Derivatives	~~W~~	1,236	1,236		85	85
Liabilities carried at amortized cost
Secured bank loans	~~W~~	693,375	693,375		698,192	698,192
Unsecured bank loans		1,697,637	1,701,194		1,239,914	1,239,969
Unsecured bond issues		1,876,673	1,927,310		2,286,125	2,337,835
Trade accounts and notes payable		2,538,435	(	*)	2,764,694	(	*)
Other accounts payable		1,410,506	1,410,796		1,499,722	1,499,963
Other non-current liabilities		7,182	7,777		8,402	9,005

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund VIII, L.P		1,564	1,378
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux, Inc.		3,266	3,266

	~~W~~	10,875	10,689

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
March 31, 2016
Assets
Available-for-sale financial assets	~~W~~	247	—	—	247
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Derivatives		—	1,917	—	1,917
Liabilities
Derivatives		—	—	1,236	1,236

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	693,375	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,701,194	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,927,310	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,410,796	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	7,777	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,005	Discounted cash flow	Discount rate

iv)	The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2016	December 31, 2015
Debentures, loans and others	1.16~2.25%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2016		December 31, 2015
Total liabilities	~~W~~	9,677,306	9,872,204
Total equity		12,500,637	12,704,956
Cash and deposits in banks (*1)		2,406,541	2,523,999
Borrowings (including bonds)		4,267,685	4,224,231
Total liabilities to equity ratio		77%	78%
Net borrowings to equity ratio (*2)		15%	13%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Current
Current portion of long-term debt	~~W~~	886,838	1,416,112

Non-current
Won denominated borrowings	~~W~~	552,626	202,992
Foreign currency denominated borrowings		1,546,235	1,323,454
Bonds		1,281,986	1,281,673
Derivatives		1,236	85

	~~W~~	3,382,083	2,808,204

(b)	Won denominated long-term debt as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2016 (%)	March 31, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	4,086	4,452
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55 CD rate (91days) + 0.74		350,000	—
Less current portion of long-term debt			(1,460)	(1,460)

		~~W~~	552,626	202,992

10.	Financial Liabilities, Continued

(c)	Long-term debt denominated in currencies other than won as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won, CNY and USD)
Lender	Annual interest rate as of March 31, 2016 (%)(*)	March 31, 2016		December 31, 2015
China Construction Bank and others	USD : 3ML+1.30, 2.00 CNY : 4.28	~~W~~	848,367	854,654
Mizuho Bank, Ltd. and others	3ML+0.55~1.78		980,476	879,000
Standard Chartered Bank Korea Limited.	6ML+0.62		8,083	—

Foreign currency equivalent			USD 1,292	USD 1,185
			CNY 1,964	CNY 1,964

Less current portion of long-term debt			(290,691)	(410,200)

		~~W~~	1,546,235	1,323,454

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2016 (%)	March 31, 2016		December 31, 2015
Won denominated bonds (*)
Publicly issued bonds	August 2016~ May 2022	2.12~4.51	~~W~~	1,880,000	2,290,000
Less discount on bonds				(3,327)	(3,875)
Less current portion				(594,687)	(1,004,452)

			~~W~~	1,281,986	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Changes in inventories	~~W~~	(180,222)	108,555
Purchases of raw materials, merchandise and others		3,392,172	3,275,924
Depreciation and amortization		813,004	851,137
Outsourcing fees		209,793	327,351
Labor cost		763,148	743,882
Supplies and others		235,070	234,766
Utility		207,172	207,016
Fees and commissions		151,722	135,534
Shipping costs		51,731	58,633
Advertising		14,062	41,161
Warranty expenses		42,015	33,719
Taxes and dues		19,398	22,472
Travel		17,644	15,929
Others		229,510	343,304

	~~W~~	5,966,219	6,399,383

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	68,515	65,281
Expenses related to defined benefit plans		7,514	6,868
Other employee benefits		20,659	19,103
Shipping costs		43,606	50,784
Fees and commissions		48,048	49,687
Depreciation		33,831	26,144
Taxes and dues		6,927	9,512
Advertising		14,062	41,161
Warranty expenses		42,015	33,719
Rent		6,391	5,672
Insurance		2,429	2,807
Travel		5,770	5,623
Training		3,154	2,738
Others		11,660	15,407

	~~W~~	314,581	334,506

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rental income	~~W~~	1,388	971
Foreign currency gain		434,536	245,031
Gain on disposal of property, plant and equipment		1,958	6,118
Reversal of allowance for doubtful accounts for other receivables		—	791
Others		2,475	153

	~~W~~	440,357	253,064

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other bad debt expense	~~W~~	321	456
Foreign currency loss		450,624	222,705
Loss on disposal of property, plant and equipment		342	8
Loss on disposal of intangible assets		11	11
Impairment loss on intangible assets		85	184
Donations		2,942	3,208
Expenses related to legal proceedings or claims and others		12,838	117,067

	~~W~~	467,163	343,639

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,429,520	1,381,648
Fair value of plan assets		(1,019,258)	(1,027,850)

	~~W~~	410,262	353,798

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	52,701	46,949
Net interest cost		2,570	2,816

	~~W~~	55,271	49,765

(c)	Plan assets as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,019,258	1,027,850

As of March 31, 2016, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Remeasurements of the net defined benefit liabilities (assets)	~~W~~	(1,460)	(1,359)
Tax effect		353	329

Remeasurements of the net defined benefit liabilities (assets), net of income tax	~~W~~	(1,107)	(1,030)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance income
Interest income	~~W~~	11,047	13,856
Foreign currency gain		38,722	14,459
Gain on transaction of derivatives		1,126	—
Gain on valuation of derivatives		1,917	—

	~~W~~	52,812	28,315

Finance costs
Interest expense	~~W~~	31,201	30,212
Foreign currency loss		26,518	24,529
Loss on disposal of investments in equity accounted investees		5,362	—
Loss on impairment of investments		6,137	—
Loss on sale of trade accounts and notes receivable		964	1,402
Loss on transaction of derivatives		1,012	—
Loss on valuation of derivatives		1,236	—

	~~W~~	72,430	56,143

(b)	Finance income and costs recognized in other comprehensive income for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	16
Tax effect		19	(4)

Finance income (cost) recognized in other comprehensive income after tax	~~W~~	(58)	12

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,103 million (~~W~~2,425,810 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 100,000	100,000	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD 120	138,420	—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	346,050	USD 123	141,661
LG Display Taiwan Co., Ltd.	BNP Paribas	USD 75	86,513	USD 11	12,971
	Hongkong & Shanghai Banking Corp.	USD 150	173,025	—	—
	Sumitomo Mitsui Banking Corporation	USD 200	230,700	USD 89	102,356
LG Display Shanghai Co., Ltd.	BNP Paribas	USD 125	144,188	—	—
LG Display Germany GmbH	Citibank	USD 160	184,560	—	—
	BNP Paribas	USD 107	123,425	—	—
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 800	922,800	USD 577	665,800
	Sumitomo Mitsui Banking Corporation	USD 250	288,375	—	—
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	103,815	—	—
LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD 64	73,824	—	—

		USD 2,321	2,677,275	USD 800	922,788

		USD 2,441		USD 800	922,788

		KRW 100,000	2,915,695	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of March 31, 2016, the Controlling Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 40 million (~~W~~46,140 million), USD 15 million (~~W~~17,303 million) with China Construction Bank, USD 80 million (~~W~~92,280 million) with Bank of China and USD 50 million (~~W~~57,675 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 200 million (~~W~~230,700 million) from KEB Hana Bank for borrowings, USD 8.5 million (~~W~~9,805 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~86,513 million) from Westchester Fire Insurance Company for ongoing legal proceeding.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,182 million), CNY 3,959 million (~~W~~703,475 million), TWD 5 million (~~W~~179 million), EUR 2.5 million (~~W~~3,269 million) and PLN 0.2 million (~~W~~61 million), respectively, for their local tax payments.

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 35 million (~~W~~40,373 million) and JPY 8,000 million (~~W~~82,082 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of March 31, 2016, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~344,427 million) and CNY 1,964 million (~~W~~348,948 million) from China Construction Bank, as of March 31, 2016, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,339,151 million as pledged assets.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. The Controlling Company does not have a present obligation for these matters and has not recognized any provision at March 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of March 31, 2016, the Controlling Company is currently defending against Costco Wholesale Corp. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Controlling Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Controlling Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Controlling Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the three-month period ended March 31, 2016, based on the developments of the above pending proceedings, the Group updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision-current for pending proceedings, in the amount of ~~W~~11,185 million. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to March 31, 2016.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2016 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others

Subsidiaries of Associates	ADP System Co., Ltd. and others

Entity that has significant influence over the Controlling Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of March 31, 2016 and December 31 2015 are as follows:

Classification	March 31, 2016	December 31, 2015
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.

	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.

	—	AVATEC Electronics Yantai Co., Ltd.

	New Optics USA, Inc.	New Optics USA, Inc.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	—	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	HiEntech Co., Ltd.	HiEntech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.

	Hanuri Co., Ltd.	Hanuri Co., Ltd.

	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.

	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.

	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.

	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.

	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.

	LG Electronics RUS, LLC	LG Electronics RUS, LLC

	LG Electronics Nanjing New Technology co., LTD	LG Electronics Nanjing New Technology co., LTD

19.	Related Parties, Continued

Classification	March 31, 2016	December 31, 2015
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.

	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.

	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.

	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.

	—	LG Electronics (Kunshan) Co., Ltd.

	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.

	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.

	—	Hi Logistics Europe B.V.

	—	Hi Logistics (China) Co., Ltd.

	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.

	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.

	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.

	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia

	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.

	Hi M Solutek	Hi M Solutek

	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH

	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan

	LG Electronics S.A. (Pty) Ltd	LG Electronics S.A. (Pty) Ltd

	LG Electronics Alabama Inc.	—

	LG Innotek Yantai Co., Ltd.	—

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Short-term benefits	~~W~~	714	758
Expenses related to the defined benefit plan		508	71

	~~W~~	1,222	829

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	21,383	—	—	—	—	186

19.	Related Parties, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	13,433	—	1,862	54
New Optics USA,Inc		—	—	—	—	266	—
INVENIA Co., Ltd.(LIG INVENIA Co., Ltd.)		44	—	138	30,559	—	125
TLI Inc.		—	101	17,178	—	—	604
AVACO Co., Ltd.		—	128	533	30,876	—	749
AVATEC Co., Ltd.		—	265	—	—	21,751	441
Paju Electric Glass Co., Ltd.		—	21,030	106,235	—	—	508
LB Gemini New Growth Fund No. 16		—	1,358	—	—	—	—
Shinbo Electric Co., Ltd.		24,018	—	99,617	—	138	26
Narenanotech Corporation		17	—	155	10,126	—	72
ADP System Co., Ltd.		—	—	—	13	—	—
YAS Co., Ltd.		44	—	369	23,202	—	257
WooRee E&L Co., Ltd.		—	—	—	—	—	32

	~~W~~	24,123	22,882	237,658	94,776	24,017	2,868

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	468,261	—	3,569	132,385	—	8,884
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	32,266	—	—	—	—	4

19.	Related Parties, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	37,064	—	—	—	—	15
LG Electronics Nanjing New Technology co., Ltd.		46,878	—	—	—	—	625
LG Electronics RUS, LLC		25,158	—	—	—	—	2,038
LG Electronics do Brasil Ltda.		23,844	—	—	—	—	2,913
LG Innotek Co., Ltd.		2,010	—	58,596	—	—	8,672
Qingdao LG Inspur Digital Communication Co., Ltd.		19,073	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		93,788	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		53,465	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		105,836	—	—	—	—	78
LG Electronics Taiwan Taipei Co., Ltd.		1,999	—	—	—	—	3
LG Electronics Wroclaw Sp. z o.o.		149,841	—	—	—	—	17
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,810	—	3,677
LG Electronics Reynosa, S.A. DE C.V.		257,281	—	—	—	—	235
HiEntech Co., Ltd.		—	—	—	—	—	6,789
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	10,538
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	—	—	4,172
LG Electronics Almaty Kazakhstan		5,600	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		4,278	—	—	—	—	—
LG Innotek Yantai Co., Ltd.		1,623	—	—	—	—	—
Others		—	—	—	—	—	1,283

	~~W~~	860,004	—	58,596	5,810	—	41,059

	~~W~~	1,373,771	22,882	299,823	232,971	24,017	52,997

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	39,089	—	—	—	—	—
Global OLED Technology LLC		—	—	—	—	—	902

		39,089	—	—	—	—	902

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	20,905	—	2,679	103
New Optics USA,Inc		—	—	—	—	2,967	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	6	7,071	—	—
TLI Inc.		—	101	18,573	—	—	227
AVACO Co., Ltd.		—	128	337	26,143	—	1,159
AVATEC Co., Ltd.		—	530	130	—	13,934	20
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	627
Paju Electric Glass Co., Ltd.		—	24,058	107,521	—	—	267
Shinbo Electric Co., Ltd.		99,718	—	146,910	—	28,061	40
Narenanotech Corporation		—	—	169	3,604	—	266
Glonix Co., Ltd		—	—	3,399	—	—	23
ADP System Co., Ltd.		—	—	331	1,589	—	170
YAS Co., Ltd.		—	—	45	7,999	—	140

	~~W~~	99,718	24,817	298,326	46,406	47,641	3,042

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	542,051	—	19,473	57,228	—	14,266

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	42,440	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,595	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		66,986	—	—	—	—	318
LG Electronics RUS, LLC		70,381	—	—	—	—	—
LG Electronics do Brasil Ltda.		148,439	—	—	—	—	175
LG Electronics (Kunshan) Co., Ltd		8,520	—	—	—	—	—
LG Innotek Co., Ltd.		1,238	—	89,742	—	—	5,795
Qingdao LG Inspur Digital Communication Co., Ltd.		82,100	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		31,528	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		64,596	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		180,422	—	—	—	—	—
LG Electronics Shenyang Inc.		29,169	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,896	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		165,624	—	—	—	—	29
LG Hitachi Water Solutions Co., Ltd.		—	—	—	6,047	—	—
LG Electronics Reynosa, S.A. DE C.V.		216,705	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,782
Hi Business Logistics Co., Ltd.		10	—	—	—	—	8,201
Others		—	—	1	—	1	3,011

	~~W~~	1,149,551	—	89,743	6,047	1	24,311

	~~W~~	1,830,409	24,817	407,542	109,681	47,642	42,521

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	14,496	14,657	—	182
Associates
New Optics Ltd.	~~W~~	—	—	10,892	8,584
New Optics USA, Inc.		—	—	1,268	5,313
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		1,000	956	5,506	6,349
TLI Inc.		101	—	11,882	15,232
AVACO Co., Ltd.		128	—	7,057	20,064
AVATEC Co., Ltd.		265	—	9,299	5,493
Paju Electric Glass Co., Ltd.		12,435	—	73,484	68,066
Shinbo Electric Co., Ltd.		50,737	73,549	74,468	71,231
Narenanotech Corporation		300	283	4,038	2,242
ADP System Co., Ltd.		—	—	1	615
YAS Co., Ltd.		1,000	956	24,727	5,248
WooRee E&L Co., Ltd.		—	—	4	—

	~~W~~	65,966	75,744	222,626	208,437

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	493,063	407,498	177,148	118,073

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	15,190	12,736	—	—
LG Electronics do Brasil Ltda.		15,272	5,835	27	—
LG Electronics RUS, LLC		18,073	43,342	53	—
LG Innotek Co., Ltd.		58	311	64,348	76,240
Qingdao LG Inspur Digital Communication Co., Ltd.		11,286	30,038	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		91,832	107,450	—	—
LG Electronics Mexicalli, S.A. DE C.V.		37,189	14,626	—	—
LG Electronics Mlawa Sp. z o.o.		70,390	69,879	52	—
LG Electronics Nanjing New Technology co., Ltd.		31,602	25,195	165	87
LG Electronics Reynosa, S.A. DE C.V.		158,459	120,940	54	—
LG Electronics Wroclaw Sp. z o.o.		97,373	126,898	3	4
LG Electronics Vietnam Haiphong Co., Ltd.		28,575	20,296	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	9,567	13,811
LG Electronics Almaty Kazakhstan		4,396	1,532	—	—
LG Electronics S.A. (Pty) Ltd		3,817	1,406	—	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd		—	—	4,788	2,245
Hientech (Tianjin) Co., LTD		—	—	3,130	966
HiEntech Co., Ltd.		—	—	3,615	3,695
Others		3,341	16,539	986	484

	~~W~~	586,853	597,023	86,788	97,532

	~~W~~	1,160,378	1,094,922	486,562	424,224

(e)	There were no significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2016 and 2015.

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2016 and 2015.

(a)	Revenue by geography

(In millions of won)
	Revenue
Region	2016		2015
Domestic	~~W~~	530,986	725,019
Foreign
China		3,974,964	4,420,019
Asia (excluding China)		552,196	668,921
United States		456,248	545,382
Europe (excluding Poland)		175,348	288,727
Poland		299,459	374,281

Sub total	~~W~~	5,458,215	6,297,330

Total	~~W~~	5,989,201	7,022,349

Sales to Company A and Company B amount to ~~W~~2,011,411 million and ~~W~~1,564,984 million, respectively, for the three-month period ended March 31, 2016 (the three-month period ended March 31, 2015: ~~W~~2,137,497 million and ~~W~~1,975,685 million). The Group’s top ten end-brand customers together accounted for 82% of sales for the three-month period ended March 31, 2016 (the three-month period ended March 31, 2015: 83%).

(b)	Non-current assets by geography

(In millions of won)	March 31, 2016			December 31, 2015
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	7,476,583	605,967	7,719,079	607,402
Foreign
China		3,204,843	18,567	2,728,047	19,946
Others		97,953	203,194	98,894	211,382

Sub total		3,302,796	221,761	2,826,941	231,328

Total	~~W~~	10,779,379	827,728	10,546,020	838,730

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(millions of won)
	Revenue
Product	2016		2015
Panels for:
Televisions	~~W~~	2,255,365	2,894,533
Desktop monitors		914,336	1,203,201
Tablet products		871,001	558,373
Notebook computers		534,714	635,539
Mobile and others		1,413,785	1,730,703

	~~W~~	5,989,201	7,022,349

21.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current tax expense	~~W~~	51,740	118,802
Deferred tax expense (benefit)		(60,453)	29,211

Income tax expense (benefit)	~~W~~	(8,713)	148,013

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2016		December, 31, 2015	March, 31, 2016	December, 31, 2015	March, 31, 2016	December, 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,580)	(2,388)	(1,580)	(2,388)
Inventories, net		47,517	46,449	—	—	47,517	46,449
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		72,755	58,962	—	—	72,755	58,962
Investments in equity accounted investees and subsidiaries		14,420	9,121	—	—	14,420	9,121
Accrued expenses		100,379	122,002	—	—	100,379	122,002
Property, plant and equipment		277,022	271,252	—	—	277,022	271,252
Intangible assets		315	817	(33,168)	(34,663)	(32,853)	(33,846)
Provisions		14,961	14,152	—	—	14,961	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		22,043	25,253	—	—	22,043	25,253
Tax credit carryforwards		401,200	385,017	—	—	401,200	385,017
Tax losses carryforwards		40,916	—	—	—	40,916	—

Deferred tax assets (liabilities)	~~W~~	991,539	933,036	(34,748)	(37,070)	956,791	895,966

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2016.

22.	Earnings Per Share

(a)	Basic earnings per share for the three-month periods ended March 31, 2016 and 201 are as follows:

(In won and No. of shares)
	2016		2015
Profit attributable to owners of the Controlling Company	~~W~~	2,444,386,671	458,224,102,494
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	7	1,281

For the three-month periods ended March 31, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the three-month period ended March 31, 2016 is not calculated since there was no potential common stock.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2016, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 4, 2016

This report is effective as of May 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2016 and December 31, 2015

(In millions of won)
	Note	March 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	248,930	108,044
Deposits in banks	9		1,320,500	1,432,102
Trade accounts and notes receivable, net	9, 16, 19		3,527,276	4,219,941
Other accounts receivable, net	9		123,200	499,882
Other current financial assets	9		6,661	3,609
Inventories	5		1,962,307	1,850,213
Prepaid income taxes			2,309	—
Other current assets			230,734	132,539

Total current assets			7,421,917	8,246,330
Deposits in banks	9		13	13
Investments	6		2,668,825	2,543,205
Other non-current financial assets	9		59,963	41,518
Property, plant and equipment, net	7		7,476,479	7,719,022
Intangible assets, net	8		605,964	607,398
Deferred tax assets	20		823,019	771,506
Other non-current assets			296,165	281,701

Total non-current assets			11,930,428	11,964,363

Total assets		~~W~~	19,352,345	20,210,693

Liabilities
Trade accounts and notes payable	9, 19	~~W~~	2,592,762	3,149,383
Current financial liabilities	9, 10		886,838	1,416,112
Other accounts payable	9, 19		986,942	1,179,010
Accrued expenses			409,506	603,003
Income tax payable			—	1,013
Provisions	17		122,104	108,545
Advances received			17,010	11,143
Other current liabilities			223,161	37,770

Total current liabilities			5,238,323	6,505,979
Non-current financial liabilities	9, 10		2,533,716	1,953,549
Non-current provisions			12,777	11,817
Defined benefit liabilities, net	14		409,620	353,223
Other non-current liabilities			62,503	56,542

Total non-current liabilities			3,018,616	2,375,131

Total liabilities			8,256,939	8,881,110

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,055,214	7,289,333
Reserves	18		—	58

Total equity			11,095,406	11,329,583

Total liabilities and equity		~~W~~	19,352,345	20,210,693

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won, except earnings (loss) per share)
	Note	2016		2015
Revenue	19	~~W~~	5,567,470	6,349,476
Cost of sales	5, 11, 19		(5,212,563)	(5,296,994)

Gross profit			354,907	1,052,482
Selling expenses	12		(94,678)	(134,389)
Administrative expenses	12		(107,691)	(110,617)
Research and development expenses			(269,789)	(280,811)

Operating profit (loss)			(117,251)	526,665

Finance income	15		75,233	38,542
Finance costs	15		(38,964)	(30,490)
Other non-operating income	13		363,946	173,975
Other non-operating expenses	13		(379,447)	(272,245)

Profit (loss) before income tax			(96,483)	436,447
Income tax expense (benefit)	20		(42,379)	101,675

Profit (loss) for the period			(54,104)	334,772

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	14		(1,460)	(1,359)
Related income tax			353	329

			(1,107)	(1,030)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		(77)	16
Related income tax			19	(4)

			(58)	12

Other comprehensive loss for the period, net of income tax			(1,165)	(1,018)

Total comprehensive income (loss) for the period		~~W~~	(55,269)	333,754

Earnings (loss) per share (In won)
Basic earnings (loss) per share	21	~~W~~	(151)	936

Diluted earnings (loss) per share	21	~~W~~	(151)	936

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)
	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	6,583,607	276	10,624,075

Total comprehensive income for the period
Profit for the period		—	—	334,772	—	334,772
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	12	12
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,030)	—	(1,030)

Total other comprehensive income (loss)		—	—	(1,030)	12	(1,018)

Total comprehensive income for the period	~~W~~	—	—	333,742	12	333,754

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at March 31, 2015	~~W~~	1,789,079	2,251,113	6,738,441	288	10,778,921

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive loss for the period
Loss for the period		—	—	(54,104)	—	(54,104)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,107)	—	(1,107)

Total other comprehensive loss		—	—	(1,107)	(58)	(1,165)

Total comprehensive loss for the period	~~W~~	—	—	(55,211)	(58)	(55,269)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at March 31, 2016	~~W~~	1,789,079	2,251,113	7,055,214	—	11,095,406

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)
	Note	2016		2015
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(54,104)	334,772
Adjustments for:
Income tax expense (benefit)	20		(42,379)	101,675
Depreciation	11		563,103	612,193
Amortization of intangible assets	11		80,997	89,063
Gain on foreign currency translation			(103,728)	(31,854)
Loss on foreign currency translation			160,717	36,116
Expenses related to defined benefit plans	14		55,196	49,691
Gain on disposal of property, plant and equipment			(18,383)	(7,088)
Loss on disposal of property, plant and equipment			1	3
Gain on disposal of intangible assets			(900)	—
Loss on disposal of intangible assets			11	—
Impairment loss on intangible assets			85	184
Finance income			(74,315)	(34,306)
Finance costs			27,598	29,399
Other income			(659)	(107)
Other expenses			44,532	140,986

			691,876	985,955
Change in trade accounts and notes receivable			538,272	195,178
Change in other accounts receivable			(12,550)	19,141
Change in other current assets			(88,275)	(43,875)
Change in inventories			(112,094)	(41,118)
Change in other non-current assets			(29,785)	(55,730)
Change in trade accounts and notes payable			(463,996)	(657,806)
Change in other accounts payable			(68,594)	(216,517)
Change in accrued expenses			(193,765)	(73,470)
Change in other current liabilities			12,434	14,401
Change in other non-current liabilities			7,192	515
Change in provisions			(28,683)	(29,346)
Change in defined benefit liabilities, net			(259)	(2,261)

			(440,103)	(890,888)
Cash generated from operating activities			197,669	429,839
Income taxes paid			(28,374)	(53,207)
Interests received			11,743	12,645
Interests paid			(25,210)	(28,396)

Net cash provided by operating activities		~~W~~	155,828	360,881

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)
	2016		2015
Cash flows from investing activities:
Dividends received	~~W~~	446,736	328,487
Proceeds from withdrawal of deposits in banks		762,102	602,805
Increase in deposits in banks		(650,500)	(404,752)
Acquisition of investments		(130,300)	(229,880)
Proceeds from disposal of investments		3,200	18,100
Acquisition of property, plant and equipment		(411,822)	(263,621)
Proceeds from disposal of property, plant and equipment		28,276	170,718
Acquisition of intangible assets		(116,557)	(80,865)
Proceeds from disposal of intangible assets		1,005	—
Government grants received		718	2,511
Proceeds from settlement of derivatives		29	—
Increase in long-term loans		(18,430)	—
Increase in deposits		(122)	—
Decrease in deposits		911	527
Acquisition of available-for-sale financial assets		—	(6)
Proceeds from disposal of available-for-sale financial assets		404	81
Acquisition of financial assets at fair value through profit or loss		(1,500)	—

Net cash provided by (used in) investing activities		(85,850)	144,105

Cash flows from financing activities:
Repayments of short-term borrowings		—	(219,839)
Proceeds from long-term debt		604,333	—
Repayments of current portion of long-term debt and debentures		(533,425)	(39,485)

Net cash provided by (used in) financing activities		70,908	(259,324)

Net increase in cash and cash equivalents		140,886	245,662
Cash and cash equivalents at January 1		108,044	100,558

Cash and cash equivalents at March 31	~~W~~	248,930	346,220

See accompanying notes to the condensed separate interim financial statements.

1. Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2016, the Company is operating TFT-LCD and OLED panel manufacturing plant in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plant in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2016, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2016, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2016, there are 28,998,386 ADSs outstanding.

2. Basis of Presenting Financial Statements

(a) Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2015.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2. Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d) Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2015.

3. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a) Changes in Accounting Policies

(i) K-IFRS No. 1027, Separate Financial Statements

From January 1, 2016, the company adopts the amendment to K-IFRS No. 1027, Separate Financial Statements. Amendment to K-IFRS No. 1027, Separate Financial Statements, introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. There is no impact of applying this amendment on the condensed separate interim financial statements for the three-month period ended March 31, 2016.

3. Summary of Significant Accounting Policies, Continued

(a) Changes in Accounting Policies, Continued

(ii) K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided. There is no significant impact of applying this amendment on the condensed separate interim financial statements for the three-month period ended March 31, 2016.

(b) New Standards and Amendments Not Yet Adopted

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109. Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing the condensed separate interim financial statements.

(ii) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing the condensed separate interim financial statements.

Management is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

4. Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

5. Inventories

Inventories as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Finished goods	~~W~~	646,655	542,404
Work-in-process		714,606	685,024
Raw materials		343,886	358,937
Supplies		257,160	263,848

	~~W~~	1,962,307	1,850,213

For the three-month periods ended March 31, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)
	2016		2015
Inventories recognized as cost of sales	~~W~~	5,212,563	5,296,994
Including: inventory write-downs		360,891	290,441
Including: reversal and usage of inventory write-downs		(342,623)	(299,948)

6. Investments

(a) Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		169,195	100%		169,195
LG Display U.S.A., Inc.(*1)	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	—		—	100%		228
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell TFT-LCD products	52%		723,086	52%		723,086

6. Investments, Continued

(In millions of won)			March 31, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Unified Innovative Technology LLC	Wilmington, U.S.A.	Manage intellectual property	100%	~~W~~	9,489	100%	~~W~~	9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou,China	Sell TFT-LCD products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
Money Market Trust(*2)	Seoul, South Korea	Money market trust	100%		130,300	—		—

				~~W~~	2,396,743		~~W~~	2,266,671

(*1)	In 2015, LG Display U.S.A., Inc. (“LGDUH”) initiated voluntary liquidation and as of March 31, 2016, LGDUH completed liquidation. In March 2016, the Company received ~~W~~380 million and recognized ~~W~~152 million for the difference between the collection amount and the carrying amount as finance income.
(*2)	In Mach 2016, the Company acquired ~~W~~130,300 million in Money Market Trust.

6. Investments, Continued

(b) Investments in joint ventures and associates consist of the following:

(In millions of won)
			March 31, 2016			December 31, 2015
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	~~W~~	120,184	51%	~~W~~	120,184
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	21%		11,900
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		4,840	31%		7,660
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Fuhu, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	272,082		~~W~~	276,534

6. Investments, Continued

(*1)	In 2016, the Company recognized an impairment loss of ~~W~~1,632 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. (“WooRee E&L”). In 2016, the Company’s ownership percentage in WooRee E&L decreased from 21% to 14% as the Company did not participate in the capital increase of WooRee E&L.

(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February 2016, the Company received ~~W~~2,820 million from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.

For the three-month period ended March 31, 2016, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~41,001 million.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2016 and 2015, the Company purchased property, plant and equipment of ~~W~~331,173 million and ~~W~~395,977 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~2,449 million and 2.41%, and ~~W~~4,635 million and 3.97% for the three-month periods ended March 31, 2016 and 2015, respectively. Also, for the three-month periods ended March 31, 2016 and 2015, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~9,894 million and ~~W~~184,435 million, respectively, and recognized ~~W~~18,383 million and ~~W~~1 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2016 (gain and loss for the three-month period ended March 31, 2015: ~~W~~7,088 million and ~~W~~3 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2016 and December 31, 2015, are ~~W~~202,689 million and ~~W~~187,230 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	248,930	108,044
Deposits in banks(*)		1,320,513	1,432,115
Trade accounts and notes receivable, net		3,527,276	4,219,941
Other accounts receivable, net		123,200	499,882
Available-for-sale financial assets		247	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		13,342	14,103
Loans		34,946	15,856
Derivatives		1,917	—
Other non-current financial assets		5,361	5,148

	~~W~~	5,277,232	6,295,798

(*)	As of March 31, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

In addition to the financial assets above, as of March 31, 2016 and December 31, 2015, the Company provides payment guarantees of ~~W~~155,723 million and ~~W~~158,200 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 by geographic region was as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Domestic	~~W~~	519,247	425,635
Euro-zone countries		355,344	477,170
Japan		144,921	139,356
United States		1,111,024	1,480,574
China		698,068	725,367
Taiwan		401,601	659,731
Others		297,071	312,108

	~~W~~	3,527,276	4,219,941

9. Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 was as follows:

(In millions of won)	March 31, 2016			December 31, 2015
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	3,515,185	(357)	4,203,896	(434)
Past due 1-15 days		41	(1)	71	(1)
Past due 16-30 days		—	—	9	—
Past due 31-60 days		—	—	—	—
Past due more than 60 days		12,533	(125)	16,565	(165)

	~~W~~	3,527,759	(483)	4,220,541	(600)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)
	2016		2015
Balance at the beginning of the period	~~W~~	600	10,125
(Reversal of) bad debt expense		(117)	429
Write-off		—	(9,954)

Balance at the reporting date	~~W~~	483	600

9. Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,542,645	1,609,485	14,084	305,782	139,185	1,150,434	—
Unsecured bond issues		1,876,673	1,995,355	330,712	316,443	581,707	683,755	82,738
Trade accounts and notes payables		2,592,762	2,592,762	2,592,762	—	—	—	—
Other accounts payable		986,942	987,272	984,612	2,660	—	—	—
Other non-current liabilities		7,154	7,980	—	—	5,320	2,660	—
Payment guarantee		—	159,276	1,527	1,518	156,231	—	—
Derivative financial liabilities
Interest rate swap not qualified for hedging		1,236	1,262	19	300	648	295	—

	~~W~~	7,007,412	7,353,392	3,923,716	626,703	883,091	1,837,144	82,738

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2016 and December 31, 2015 is as follows:

(In millions)	March 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	123	474	—	2	—
Trade accounts and notes receivable	2,629	2,445	—	—	—
Other accounts receivable	15	1,218	96	—	—
Long-term other accounts receivable	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,211)	(16,462)	—	—	—
Other accounts payable	(81)	(5,409)	(3)	(14)	(1)
Debt	(857)	—	—	—	—

Gross statement of financial position exposure	623	(17,683)	93	(12)	(1)

Forward exchange contracts	(200)	—	—	—	—

Net exposure	423	(17,683)	93	(12)	(1)

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Other accounts receivable	13	3	2,325	—	—
Long-term other accounts receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

9.	Financial Instruments, Continued

(c)	Currency risk, Continued

(i)	Exposure to currency risk, Continued

Average exchange rates applied for the three-month periods ended March 31, 2016 and 2015 and the exchange rates at March 31, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	March 31, 2016		December 31, 2015
USD	~~W~~	1,201.85	1,100.16	~~W~~	1,153.50	1,172.00
JPY		10.42	9.23		10.26	9.72
CNY		183.12	176.18		177.69	178.48
PLN		304.16	295.99		306.05	300.79
EUR		1,326.89	1,241.51		1,307.43	1,280.53

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	18,493	18,493	33,048	33,048
JPY (5 percent weakening)		(6,876)	(6,876)	(9,469)	(9,469)
CNY (5 percent weakening)		626	626	15,727	15,727
PLN (5 percent weakening)		(139)	(139)	(171)	(171)
EUR (5 percent weakening)		(50)	(50)	(97)	(97)

A stronger won against the above currencies as of March 31, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	1,569,677	1,540,855
Financial liabilities		(2,079,721)	(2,289,334)

	~~W~~	(510,044)	(748,479)

Variable rate instruments
Financial liabilities	~~W~~	(1,340,833)	(1,080,327)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2016
Variable rate instruments	~~W~~	(7,501)	7,501	(7,501)	7,501
December 31, 2015
Variable rate instruments	~~W~~	(8,189)	8,189	(8,189)	8,189

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	March 31, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	247	247		709	709
Derivatives		1,917	1,917		—	—
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	248,930	(	*)	108,044	(	*)
Deposits in banks		1,320,513	(	*)	1,432,115	(	*)
Trade accounts and notes receivable		3,527,276	(	*)	4,219,941	(	*)
Other accounts receivable		123,200	(	*)	499,882	(	*)
Deposits		13,342	(	*)	14,103	(	*)
Loans		34,946	(	*)	15,856	(	*)
Other non-current financial assets		5,361	(	*)	5,148	(	*)
Liabilities carried at fair value
Derivatives	~~W~~	1,236	1,236		85	85
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,542,645	1,546,201		1,083,451	1,083,506
Unsecured bond issues		1,876,673	1,927,310		2,286,125	2,337,835
Trade accounts and notes payable		2,592,762	(	*)	3,149,383	(	*)
Other accounts payable		986,942	987,232		1,179,010	1,179,251
Other non-current liabilities		7,154	7,749		8,384	8,987

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux Inc.		3,266	3,266

	~~W~~	9,311	9,311

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2016
Assets
Available-for-sale financial assets	~~W~~	247	—	—	247
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Derivatives		—	1,917	—	1,917
Liabilities
Derivatives		—	—	1.236	1,236

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,546,201	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,927,310	Discounted cash flow	Discount rate
Other accounts payable		—	—	987,232	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	7,749	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	8,987	Discounted cash flow	Discount rate

iv)	The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2016	December 31, 2015
Debentures, loans and others	1.16~2.25%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2016		December 31, 2015
Total liabilities	~~W~~	8,256,939	8,881,110
Total equity		11,095,406	11,329,583
Cash and deposits in banks (*1)		1,569,430	1,540,146
Borrowings (including bonds)		3,419,318	3,369,576
Total liabilities to equity ratio		74%	78%
Net borrowings to equity ratio (*2)		17%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Current
Current portion of long-term debt	~~W~~	886,838	1,416,112
Non-current
Won denominated borrowings	~~W~~	552,626	202,991
Foreign currency denominated borrowings		697,868	468,800
Bonds		1,281,986	1,281,673
Derivatives		1,236	85

	~~W~~	2,533,716	1,953,549

(b)	Won denominated long-term debt as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2016 (%)	March 31, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	4,086	4,451
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55 CD rate (91days) + 0.74		350,000	—
Less current portion of long-term debt			(1,460)	(1,460)

		~~W~~	552,626	202,991

10.	Financial Liabilities, Continued

(c)	Long-term debt denominated in currencies other than won as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2016 (%)(*)	March 31, 2016		December 31, 2015
Mizuho Bank, Ltd. and others	3ML+0.55~1.78	~~W~~	980,476	879,000
Standard Chartered Bank Korea Limited	6ML+0.62		8,083	—

Foreign currency equivalent			USD 857	USD 750

Less current portion of long-term debt			(290,691)	(410,200)

		~~W~~	697,868	468,800

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2016 (%)	March 31, 2016		December 31, 2015
Won denominated bonds (*)
Publicly issued bonds	August 2016~ May 2022	2.12~4.51	~~W~~	1,880,000	2,290,000
Less discount on bonds				(3,327)	(3,875)
Less current portion				(594,687)	(1,004,452)

			~~W~~	1,281,986	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Changes in inventories	~~W~~	(112,094)	(41,118)
Purchases of raw materials, merchandise and others		2,575,405	2,563,404
Depreciation and amortization		644,100	701,256
Outsourcing fees		1,161,891	1,136,313
Labor costs		630,346	625,947
Supplies and others		196,140	205,836
Utility		180,129	183,033
Fees and commissions		113,291	114,572
Shipping costs		29,748	32,666
Advertising		14,047	41,137
Warranty expenses		30,270	29,178
Travel		15,319	13,494
Taxes and dues		13,188	13,657
Others		209,120	323,888

	~~W~~	5,700,900	5,943,263

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	46,012	44,378
Expenses related to defined benefit plans		7,279	6,646
Other employee benefits		12,403	12,477
Shipping costs		23,886	26,035
Fees and commissions		27,665	44,001
Depreciation		22,214	20,508
Taxes and dues		844	856
Advertising		14,047	41,137
Warranty expenses		30,270	29,178
Rent		2,437	2,361
Insurance		1,341	1,517
Travel		3,962	3,796
Training		2,875	2,458
Others		7,134	9,658

	~~W~~	202,369	245,006

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rental income	~~W~~	925	847
Foreign currency gain		341,350	165,498
Reversal of allowance for doubtful accounts for other receivables		—	107
Gain on disposal of property, plant and equipment		18,383	7,088
Gain on disposal of intangible assets		900	—
Commission earned		317	392
Others		2,071	43

	~~W~~	363,946	173,975

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other bad debt expense	~~W~~	364	—
Foreign currency loss		363,268	151,793
Loss on disposal of property, plant and equipment		1	3
Loss on disposal of intangible assets		11	—
Impairment loss on intangible assets		85	184
Donations		2,880	3,198
Expenses related to legal proceedings or claims and others		12,838	117,067

	~~W~~	379,447	272,245

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	March 31, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,428,878	1,381,073
Fair value of plan assets		(1,019,258)	(1,027,850)

	~~W~~	409,620	353,223

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	52,626	46,875
Net interest cost		2,570	2,816

	~~W~~	55,196	49,691

(c)	Plan assets as of March 31, 2016 and December 31, 2015 are as follows

(In millions of won)
	March 31, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,019,258	1,027,850

As of March 31, 2016, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016	2015
Remeasurements of the net defined benefit liabilities (assets)	~~W~~ (1,460)	(1,359)
Tax effect	353	329

Remeasurements of the net defined benefit liabilities (assets), net of income tax	~~W~~ (1,107)	(1,030)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance income
Interest income	~~W~~	8,404	9,489
Dividend income		41,001	24,817
Foreign currency gain		22,633	4,236
Gain on disposal of investments		152	—
Gain on transaction of derivatives		1,126	—
Gain on valuation of derivatives		1,917	—

	~~W~~	75,233	38,542

Finance costs
Interest expense	~~W~~	24,026	24,651
Foreign currency loss		11,055	3,940
Loss on impairment of investments		1,632	1,899
Loss on sale of trade accounts and notes receivable		3	—
Loss on transaction of derivatives		1,012	—
Loss on valuation of derivatives		1,236	—

	~~W~~	38,964	30,490

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	16
Tax effect		19	(4)

Finance income (costs) recognized in other comprehensive income after tax	~~W~~	(58)	12

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,103 million (~~W~~2,425,810 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~238,420 million in connection with its domestic sales transactions and, as of March 31, 2016, no accounts and notes receivable sold to Shinhan Bank and several other banks were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2016, the Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 40 million (~~W~~46,140 million), USD 15 million (~~W~~17,303 million) with China Construction Bank, USD 80 million (~~W~~92,280 million) with Bank of China, and USD 50 million (~~W~~57,675 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 200 million (~~W~~230,700 million) from KEB Hana Bank for borrowings, USD 8.5 million (~~W~~9,805 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~86,513 million) from Westchester Fire Insurance Company for ongoing legal proceeding. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~155,723 million) for principals and related interests.

License agreements

As of March 31, 2016, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. The Company does not have a present obligation for these matters and has not recognized any provision at March 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of March 31, 2016, the Company is currently defending against Costco Wholesale Corp. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the three-month period ended March 31, 2016, based on the developments of the above pending proceedings, the Company updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision-current for pending proceedings, in the amount of ~~W~~11,185 million. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to March 31, 2016.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2016 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others

Subsidiaries of Associates	ADP System Co., Ltd.

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of March 31, 2016 and December 31, 2015 are as follows:

Classification	March 31, 2016	December 31, 2015
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.

	New Optics USA, Inc.	New Optics USA, Inc.

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	—	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd	Hi Entech Co., Ltd

	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.

	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.

	Hanuri Co., Ltd.	Hanuri Co., Ltd.

	Hi M Solutek	Hi M Solutek

	Inspur LG Digital Mobile Communication Co., Ltd.	Inspur LG Digital Mobile Communication Co., Ltd.

	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.

	—	Hi Logistics Europe B.V.

	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.

	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.

	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.

	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

	LG Electronics RUS, LLC	LG Electronics RUS, LLC

	LG Electronics Nanjing New Technology Co., Ltd.	LG Electronics Nanjing New Technology Co., Ltd.

19.	Related Parties, Continued

Classification	March 31, 2016	December 31, 2015
	LG Electronics India Pvt. Ltd	LG Electronics India Pvt. Ltd.

	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

	—	LG Electronics (Kunshan) Computer Co., Ltd.

	LG Electronics Singapore Pte Ltd.	LG Electronics Singapore Pte. Ltd.

	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.

	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia

	LG Electronics Almaty Kazakhstan	LG Electronics Almatry Kazakhstan

	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.

	LG Electronics Mexicalli S.A.DE C.V.	—

	LG Electronics Reynosa S.A. DE C.V.	—

	LG Electronics Taiwan Taipei Co., Ltd.	—

	LG Electronics Shenyang Inc.	—

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Short-term benefits	~~W~~	714	758
Expenses related to the defined benefit plan		508	71

	~~W~~	1,222	829

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	2016
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,395,360	—	—	—	—	157
LG Display Japan Co., Ltd.		363,578	—	—	—	—	15
LG Display Germany GmbH		436,734	—	—	—	—	2,027
LG Display Taiwan Co., Ltd.		338,469	—	—	—	—	361
LG Display Nanjing Co., Ltd.		18,798	—	—	—	117,221	—
LG Display Shanghai Co., Ltd.		281,285	—	—	—	—	8
LG Display Poland Sp. z o.o.		150	—	—	—	13,392	12
LG Display Guangzhou Co., Ltd.		13,280	—	1,554	—	457,023	2,385
LG Display Shenzhen Co., Ltd.		391,989	—	—	—	—	2
LG Display Yantai Co., Ltd.		5,173	—	7,273	—	434,244	2,359
LG Display (China) Co., Ltd.		943	18,119	115,471	—	—	—
LG Display Singapore Pte. Ltd.		221,831	—	—	—	—	—
L&T Display Technology (Fujian) Limited		120,821	—	9	—	—	1
Nanumnuri Co., Ltd.		13	—	—	—	—	2,765
Global OLED Technology LLC		—	—	—	—	—	1,426
LG Display Guangzhou Trading Co., Ltd.		73,138	—	—	—	—	—

	~~W~~	4,661,562	18,119	124,307	—	1,021,880	11,518

19.	Related Parties, Continued

(In millions of won)	2016
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	21,383	—	—	—	—	186
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	13,433	—	1,862	54
New Optics USA,Inc		—	—	—	—	266	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd)		44	—	138	6,171	—	23
TLI Inc.		—	101	17,178	—	—	604
AVACO Co., Ltd.		—	128	533	3,263	—	472
AVATEC Co., Ltd.		—	265	—	—	21,751	441
Paju Electric Glass Co., Ltd.		—	21,030	106,235	—	—	508
LB Gemini New Growth Fund No.16		—	1,358	—	—	—	—
Narenanotech Corporation		17	—	155	1,135	—	72
ADP System Co., Ltd.		—	—	—	13	—	—
YAS Co., Ltd.		44	—	368	23,202	—	257

	~~W~~	105	22,882	138,040	33,784	23,879	2,463

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	465,744	—	3,569	50,310	—	8,884

19.	Related Parties, Continued

(In millions of won)	2016
			Dividend income	Purchase and others
	Sales and others			Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	32,266	—	—	—	—	4
LG Electronics Vietnam Haiphong Co., Ltd.		37,064	—	—	—	—	15
LG Electronics Reynosa S.A. DE C.V.		6,368	—	—	—	—	235
LG Electronics do Brasil Ltda.		1,399	—	—	—	—	73
LG Electronics Kazakhstan		5,600	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		4,278	—	—	—	—	—
LG Electronics Mexicalli S.A.DE C.V.		3,218	—	—	—	—	—
LG Innotek Co., Ltd.		2,010	—	58,596	—	—	3,115
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,810	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		64,209	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		16,032	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,789
Others		866	—	1	—	—	1,881

	~~W~~	173,310	—	58,597	5,810	—	12,112

	~~W~~	5,322,104	41,001	324,513	89,904	1,045,759	35,163

19.	Related Parties, Continued

(In millions of won)	2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,397,581	—	1	—	—	19
LG Display Japan Co., Ltd.		381,055	—	—	—	—	40
LG Display Germany GmbH		661,904	—	—	—	—	12,272
LG Display Taiwan Co., Ltd.		520,268	—	—	—	—	181
LG Display Nanjing Co., Ltd.		2,488	—	12	—	90,358	—
LG Display Shanghai Co., Ltd.		415,187	—	—	—	—	—
LG Display Poland Sp. z o.o.		179	—	5	—	15,828	—
LG Display Guangzhou Co., Ltd.		5,963	—	3,302	—	580,539	2,755
LG Display Shenzhen Co., Ltd.		442,183	—	—	—	—	1
LG Display Yantai Co., Ltd.		4,991	—	4,069	—	283,021	29,772
LG Display (China) Co., Ltd.		599	—	38,558	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		345,612	—	—	—	—	—
L&T Display Technology (Fujian) Limited		144,467	—	—	—	—	69
Nanumnuri Co., Ltd.		13	—	—	—	—	2,663

	~~W~~	5,326,822	—	45,947	—	969,746	47,772

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	39,089	—	—	—	—	—
Global OLED Technology LLC		—	—	—	—	—	902

	~~W~~	39,089	—	—	—	—	902

19.	Related Parties, Continued

(In millions of won)	2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	20,905	—	2,679	103
New Optics USA,Inc		—	—	—	—	2,967	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd)		—	—	6	7,071	—	—
TLI Inc.		—	101	18,573	—	—	227
AVACO Co., Ltd.		—	128	337	25,639	—	1,129
AVATEC Co., Ltd.		—	530	130	—	13,934	20
Paju Electric Glass Co., Ltd.		—	24,058	107,521	—	—	267
Narenanotech Corporation		—	—	169	3,604	—	266
Glonix Co., Ltd.		—	—	3,399	—	—	23
ADP System Co., Ltd.		—	—	331	1,417	—	170
YAS Co., Ltd.		—	—	45	7,999	—	140

	~~W~~	—	24,817	151,416	45,730	19,580	2,345

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	528,645	—	19,473	53,892	—	14,266

19.	Related Parties, Continued

(In millions of won)	2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	42,440	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,595	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		8,520	—	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	—	8,201
LG Innotek Co., Ltd.		1,238	—	89,742	—	—	632
LG Hitachi Water Solutions Co., Ltd.		—	—	—	6,047	—	—
Inspur LG Digital Mobile Communication Co., Ltd		7,385	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		76,329	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,782
Others		4,274	—	3	—	—	1,004

	~~W~~	175,693	—	89,745	6,047	—	16,619

	~~W~~	6,070,249	24,817	306,581	105,669	989,326	81,904

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015
Subsidiaries
LG Display America, Inc.	~~W~~	1,098,535	1,476,329	3	—
LG Display Japan Co., Ltd.		144,948	139,273	3	—
LG Display Germany GmbH		355,400	477,752	566	9,862
LG Display Taiwan Co., Ltd.		401,399	659,464	30	37
LG Display Nanjing Co., Ltd.		7,387	248	43,443	37,460
LG Display Shanghai Co., Ltd.		184,731	231,673	5	73
LG Display Poland Sp. z o.o.		118	192	8,921	9,612
LG Display Guangzhou Co., Ltd.		3,298	323,252	308,379	446,336
LG Display Shenzhen Co., Ltd.		213,260	227,966	1	2
LG Display Yantai Co., Ltd.		505	62,000	438,651	623,523
LG Display (China) Co., Ltd.		34,904	4,133	71,591	23,459
LG Display Singapore Pte. Ltd.		72,972	79,360	—	—
L&T Display Technology (Fujian) Limited		82,097	91,155	192,607	206,706
Nanumnuri Co., Ltd.		—	—	993	1,299
Global OLED Technology LLC		—	—	203	2,924
LG Display Guangzhou Trading Co., Ltd.		101,909	93,775	—	—

	~~W~~	2,701,463	3,866,572	1,065,396	1,361,293

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	14,496	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	10,892	8,584
New Optics USA,Inc		—	—	1,268	5,313
WooRee E&L Co., Ltd.		—	—	4	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd)		1,000	956	3,077	6,349
TLI Inc.		101	—	11,882	15,232
AVACO Co., Ltd.		128	—	2,260	8,283
AVATEC Co., Ltd.		265	—	9,299	5,493
Paju Electric Glass Co., Ltd.		12,435	—	73,484	68,066
Narenanotech Corporation		300	283	1,189	2,161
ADP System Co., Ltd.		—	—	1	482
YAS Co., Ltd.		1,000	956	24,727	5,248

	~~W~~	15,229	2,195	138,083	125,211

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	491,979	404,807	160,890	117,428

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	15,190	12,736	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		28,575	20,296	—	—
LG Electronics Reynosa S.A. DE C.V.		5,094	—	54	—
LG Innotek Co., Ltd.		58	311	58,259	66,177
LG Hitachi Water Solutions Co., Ltd.		—	—	8,300	11,603
Inspur LG Digital Mobile Communication Co.,Ltd		61,620	38,669	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		8,335	21,472	—	—
Hi Entech Co., Ltd.		—	—	3,615	3,695
Others		12,486	5,763	1,158	487

	~~W~~	131,358	99,247	71,386	81,962

	~~W~~	3,354,525	4,387,478	1,435,755	1,686,076

(e)	There were no significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2016 and 2015.

20.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current tax expense	~~W~~	8,762	64,553
Deferred tax expense (benefit)		(51,141)	37,122

Income tax expense (benefit)	~~W~~	(42,379)	101,675

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)
	Assets			Liabilities		Total
	March 31, 2016		December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,579)	(2,388)	(1,579)	(2,388)
Inventories, net		43,121	43,170	—	—	43,121	43,170
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		72,755	58,962	—	—	72,755	58,962
Accrued expenses		99,002	120,359	—	—	99,002	120,359
Property, plant and equipment		139,070	137,393	—	—	139,070	137,393
Intangible assets		315	817	—	—	315	817
Provisions		14,961	14,152	—	—	14,961	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		13,247	14,032	—	—	13,247	14,032
Tax credit carryforwards		401,200	385,017	—	—	401,200	385,017
Tax losses carryforwards		40,916	—	—	—	40,916	—

Deferred tax assets (liabilities)	~~W~~	824,598	773,913	(1,579)	(2,407)	823,019	771,506

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2016.

21.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In won and No. of shares)
	2016		2015
Profit (Loss) for the period	~~W~~	(54,103,900,027)	334,771,558,584
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (Loss) per share	~~W~~	(151)	936

For the three-month periods ended March 31, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings (loss) per share for the three-month period ended March 31, 2016 is not calculated since there was no potential common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 16, 2016	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President